Via Electronic Transmission and Overnight Mail

January 8, 2010

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Potlatch Corporation

Form 10-K for the Year Ended December 31, 2008

Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2009

Definitive Proxy Statement on Schedule 14A filed April 2, 2009

File No. 1-32729

Dear Mr. Gordon:

On behalf of Potlatch Corporation (“Potlatch”), this letter responds to comments on the above-referenced Form 10-K, Forms 10-Q and Definitive Proxy Statement received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated December 17, 2009. Set forth below are Potlatch’s responses to the Staff’s comments.

Form 10-K for the Year Ended December 31, 2008

Note 14. Equity-Based Compensation Plans, page 81

1.	We note that your performance share awards were valued utilizing a Monte Carlo simulation model. Please tell us and disclose in future filings the assumptions used in your valuation model as required by FASB ASC 718-10-50-2(f).

Performance share awards granted under the stock incentive plans have a three-year performance period and shares are issued at the end of the period if the performance measure is met. The performance measure is based on the percentile ranking of our total shareholder return relative to the total shareholder return performance of both a selected peer group of companies and a larger group of indexed companies over the three-year performance period. The number of shares actually issued, as a percentage of the amount subject to the performance share award, could range from 0% to 200%. Performance share awards granted under our stock incentive plans do not have voting rights unless and until shares are issued upon settlement. If shares are issued at the end of the three-year performance measurement period, the recipients will receive distribution equivalents in the form of additional shares at the time of payment equal to the distributions that would have been paid on the shares earned had the recipients owned the shares during the three-year period.

A Monte Carlo simulation method is used to estimate the stock prices of Potlatch and the selected peer companies at the end of the three-year performance period. The expected volatility of each company’s stock price and covariance of returns among the peer companies are key assumptions within the Monte Carlo simulation. Historical volatility over a term similar to the performance period is considered a reasonable proxy for forecasted volatility. Likewise, because the returns of Potlatch and the peer group companies are correlated, the covariance, a measure of how two variables tend to move together, is calculated over a historical term similar to the performance period and applied in the simulations. The simulations use the stock prices of Potlatch and the peer group of companies as of the award date as a starting point. Multiple simulations are generated, resulting in share prices and total shareholder return values for Potlatch and the peer group of companies. For each simulation, the total shareholder return of Potlatch is ranked against that of the peer group of companies. The future value of the performance share unit is calculated based on a multiplier for the percentile ranking and then discounted to present value. The discount rate is the risk-free rate as of the award date for a term consistent with the performance period. Awards are also credited with dividend equivalents at the end of the performance period, and as a result, award values are not adjusted for dividends.

The following table presents the key inputs used in calculating the fair value of the performance share awards in 2008, 2007 and 2006, and the resulting fair values:

	2008	2007	2006
Shares granted	91,491	10,400	180,945
Stock price as of valuation date	$40.87	$45.96	$44.16
Risk-free rate	2.27%	4.87%	4.47%
Fair value of a performance share	$52.75	$53.14	$51.75

In future Form 10-K and Form 10-Q filings we will disclose the information presented above.

Definitive Proxy Statement on Schedule 14A

Comparison of 2008 Target and Actual Compensation, page 23

2.	Please tell us your actual FFO for 2008 and confirm that you will disclose actual FFO targets in future filings.

Our actual FFO for 2008 was $146.7 million, compared to the FFO budget target of $174.7 million. In future filings, we will disclose our actual FFO compared to the FFO budget target for the years reported.

As requested by the Staff, we acknowledge that:

•	Potlatch is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Potlatch may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning our response to the comments received from the Staff may be directed to me at (509) 835-1548. Comments may also be sent to my attention via facsimile to (509) 835-1560.

Sincerely,

/s/ Eric J. Cremers
Eric J. Cremers
Vice President, Finance and Chief Financial Officer
Potlatch Corporation